08027640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-37905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JACKSON SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HERNDON PLAZA 100 AUBURN AVE, NE
(No. and Street)

ATLANTA	**GA**	**30303**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DUDLEY BROWN — **312/986-8200**
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin LLC
(Name - *if individual, state last, first, middle name*)

125 SOUTH WACKER DRIVE, SUITE 1500	**CHICAGO**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

AB 3/21

OATH OR AFFIRMATION

I, DUDLEY BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JACKSON SECURITIES, LLC as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SUE E. PASQUALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-12-2010

Signature

~~PRESIDENT~~ CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Members
Jackson Securities, LLC

We have audited the accompanying statement of financial condition of Jackson Securities, LLC, (a subsidiary of Atlanta Life Financial Group) as of December 31, 2007 and the related statements of operations, changes in members' equity (deficit) and cash flows and supplemental information for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Jackson Securities, LLC as of December 31, 2007, and the results of its operations, changes in its members' equity (deficit) and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 22, 2008

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents	$	105,259
Cash on deposit with clearing brokers		154,116
Receivables from brokers-dealers and clearing organizations		968,754
Receivables from clients and correspondents		42,415
Secured demand notes collateralized by marketable securities		5,000,000
Office equipment, at cost less accumulated depreciation of $15,500		60,750
Other assets		84,520
TOTAL ASSETS	$	6,415,814

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES

Accounts payable	$	47,765
Accrued expenses		6,268
Intercompany shared corporate services payable		300,000
Intercompany loan payable		2,686,251
		3,040,284
Liabilities subordinated to claims of general creditors		6,536,725
MEMBERS EQUITY (DEFICIT)		(3,161,195)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	6,415,814

The accompanying notes are an integral part of these statements

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

REVENUES	
Municipal securities	$ 2,257,096
Equity sales and trading	1,206,245
Taxable fixed income	1,958,306
Corporate finance	239,836
Wealth management	50,065
TOTAL REVENUES	5,711,548
COST OF SALES	
Clearing fees, and other trading costs	702,426
GROSS PROFIT	5,009,122
EXPENSES	
Salaries and employee benefits	4,537,694
Taxes, licenses and fees	31,960
Office expenses	485,691
Travel	142,673
Contract services	181,429
Data processing	526,012
Intercompany shared corporate services	300,000
Other operating expenses	254,031
TOTAL EXPENSES	6,459,490
LOSS FROM OPERATIONS	(1,450,368)
OTHER EXPENSES	
Interest expense	(612,076)
TOTAL OTHER EXPENSES	(612,076)
NET LOSS	$ (2,062,444)

The accompanying notes are an integral part of these statements

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
For the Year Ended December 31, 2007

Members' equity (deficit), beginning of the year	$ (1,098,751)
Member contributions	-
Net loss for 2007	(2,062,444)
Members' equity (deficit), end of the year	$ (3,161,195)

The accompanying notes are an integral part of these statements

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

OPERATING ACTIVITIES	
Net loss	$ (2,062,444)
Adjustment to reconcile net loss to net cash used in operating activities	-
Depreciation	6,000
Changes in operating assets and liabilities	
Receivables from brokers-dealers and clearing organizations	(827,297)
Receivables from clients and correspondents	(125)
Cash on deposit with clearing brokers	(1,099)
Other assets	23,687
Accounts payable	(339,033)
Accrued expenses	(62,561)
Intercompany shared corporate services payable	300,000
NET CASH USED IN OPERATING ACTIVITIES	(2,962,872)
INVESTING ACTIVITIES	
Securities sold	449,988
Securities purchased	(452,273)
Securities purchased, under secured demand notes	(1,090,754)
Purchase of office equipment	(23,910)
NET CASH USED IN INVESTING ACTIVITIES	(1,116,949)
FINANCING ACTIVITIES	
Proceeds from intercompany loan payable	2,686,251
Proceeds from secured demand notes payable	1,586,427
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,272,678
NET INCREASE IN CASH	192,857
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR (DEFICIT)	(87,598)
CASH AND CASH EQUIVALENTS END OF YEAR	$ 105,259

The accompanying notes are an integral part of these statements

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

1. BUSINESS ACTIVITY

Jackson Securities, LLC ("Jackson" or the "Company"), a Georgia limited liability company, is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly the National Association of Securities Dealers ("NASD"). The Company provides a broad spectrum of investment banking and brokerage services to institutional and retail clients throughout the United States. Jackson's principal lines of business include: securities underwriting for municipal and corporate debt, securities underwriting for corporate equity offerings, investment banking and advisory services to issuers of municipal bonds, institutional equity trading, research, financial advisory and investment management services. Jackson is headquartered in Atlanta, Georgia, has offices in 7 additional states, and is registered and licensed by the FINRA to conduct business in 49 states and the District of Columbia.

In 2006, Atlanta Life Financial Group ("Atlanta Life") purchased 72% of the membership interests, and the Company became a subsidiary of Atlanta Life Financial Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from the amount that would be recognized on a trade date basis. Underwriting income from debt and equity offerings are recorded on the settlement date of the offering.

Receivables from brokers-dealers, and clearing organizations

Represents commission income earned, but not yet received, on security transactions and underwriting activities. Management of Jackson believes all amounts included in receivables from brokers, dealers, and clearing organizations are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary at December 31, 2007.

Receivables from clients and correspondents

Represents fees earned but not yet received on underwriting bond deals. Management of Jackson believes all amounts included in receivables from clients and correspondents are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary at December 31, 2007.

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2007 was $6,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Jackson considers all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities

Investments in marketable securities are considered to be trading securities and are valued at market value. Securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market value is included in income.

Income taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings.

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the SEC, Jackson is required to maintain "net capital" (as defined under this rule), equal to the greater of $100,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2007, Jackson had net capital and net capital requirements of $2,787,324 and $206,532, respectively.

4. CLEARING AGREEMENT

Jackson is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. Jackson promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2007, Jackson had no amounts or securities due the clearing broker from unsettled trades. Because Jackson is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, Jackson maintains with its clearing brokers money market accounts to be used as security deposits. The amount included as security deposits was $154,116 at December 31, 2007. Accounts receivable from clearing brokers/dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

4. CLEARING AGREEMENT (continued)

The clearing agreements provide the clearing broker with liens upon all cash and cash equivalents, securities and receivables held by the clearing broker. These liens secure the liabilities and obligations of Jackson to the clearing broker. Accordingly, Jackson is subject to credit risk if the clearing broker is unable to repay the balance in the accounts.

5. RELATED PARTY TRANSACTIONS

The Company has entered into related party transactions with affiliates, including its Parent, Atlanta Life and other affiliated companies. The Company enters into these arms length transactions in the normal course of business.

Intercompany Shared Corporate Services Agreement

The Company is obligated to Atlanta Life under an intercompany shared corporate services agreement. The agreement calls for the Company to pay Atlanta Life $300,000 annually, as full and complete compensation for providing the following services: human resources, legal, IT, marketing facilities use, financial, audit and risk management services. The costs were determined by a "percentage of time spent methodology". At December 31, 2007 this cost is included on the statement of financial condition as intercompany shared corporate services payable.

Intercompany Loan Payable

During 2007 Atlanta Life made cash advances to the Company in the amount $2,569,848. These advances are subject to an intercompany loan agreement entered into on January 1, 2007, between the Company and Atlanta Life. At December 31, 2007 outstanding advances under the agreement totaled $2,686,251, which included interest in the amount of $116,403. Interest on outstanding advances are computed at a 7% annual rate.

Management Fees

The Company has a management agreement with Jackson Financial Corporation ("JFC"), which was the former sole member of the Company, and is now the owner of 28% of the membership interests. The Company pays JFC a monthly management fee for various expenses. For the year ending December 31, 2007 management fees paid to JFC totaled $14,000.

6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Profit Sharing Plan and Trust ("The Plan") to provide for retirement and incidental benefits for its employees. Employees may contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There were no Company matching or discretionary contributions in 2007.

7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Jackson has the following subordinated borrowings at December 31, 2007 :

	Loan Principal	Accrued Interest	Total
Subordinated loan from Jackson Financial Corporation in the amount of $1,000,000 with a stated annual interest rate of Libor plus 4.50%, which at December 31, 2007 approximated 9.67%, and matures on October 6, 2009.	$1,000,000	$125,187	$1,125,187
Secured demand note from Atlanta Life Financial Group in the amount of $4,525,000 with a stated annual interest rate of 8.25% matures on January 29, 2009 and is secured by marketable securities.	4,525,000	355,925	4,880,925
Secured demand note from Atlanta Life Financial Group in the amount of $475,000 with a stated annual interest rate of 8.25% matures on July 29, 2009 and is secured by marketable securities.	475,000	55,613	530,613
Total	$6,000,000	$536,725	$6,536,725

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Interest expensed during December 31, 2007 on the subordinated loans amounted to $495,673.

8. EQUIPMENT LEASES

The Company leases trading equipment under a non-cancelable operating lease agreement expiring on December 31, 2008. The agreement calls for quarterly rentals in the amount of $72,000. The future minimum lease payments at December 31 are as follows:

	Amount
2008	$ 288,000

9. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash on deposit with clearing brokers. The Company maintains a portion of its cash balances in a financial institution located in New York. The cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances at December 31, 2007 that exceeded the balance insured by the F.D.I.C. in the amount of $114,062.

10. LEASE COMMITMENTS

The Company leases office facilities in Georgia, Illinois, Connecticut, and other locations under various office leases. These obligations end on various dates with the longest lease expiring on October 1, 2012. The future minimum rental payments due under these non cancelable operating leases as of December 31, 2007 are as follows:

Year Ended December 31	
2008	$ 128,314
2009	131,638
2010	128,812
2011	90,528
2012	77,408

All leases require the Company to pay for insurance, maintenance, and its proportionate share of the property taxes related to each facility in addition to the minimum rental payments. Rent expense for the year ended December 31, 2007, including other charges, was $371,597.

11. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, Jackson executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, Jackson may be obligated to discharge the obligation of the non-performing party and, as a result, may incur loss if the market value of the securities differs from the contract amount. Jackson's risk is normally limited to differences in the market values of the securities from their contract amounts.

Jackson does not anticipate non-performance by customers or counterparties in the above situations. It is Jackson's policy to monitor its market exposure and counterparty risk. In addition, Jackson has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Securities sold, not yet purchased, represent obligations of Jackson to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as Jackson's ultimate obligation for securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

12. CASH FLOW INFORMATION

During 2007, the Company had non cash financing activities consisting of the proceeds from secured demand notes in the amount of $1,586,427 and non cash investing activities consisting of securities purchased under secured demand notes in the amount of $1,090,754. Cash paid for interest and taxes was zero.

SUPPLEMENTAL INFORMATION

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$(3,161,195)
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		(3,161,195)
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		6,536,725
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		3,375,530
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	584,842	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(584,842)
8.	Net capital before haircuts on securities positions		2,790,688

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
DECEMBER 31, 2007

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	0	
	B. Subordinates securities borrowings	0	
	C. Trading and investment securities:	0	
	1. Exempted securities	0	
	2. Debt securities	0	
	3. Options	0	
	4. Other securities	3,364	
	D. Undue Concentration	0	
	E. Other (List)		3,364
10.	Net Capital		$2,787,324

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 206,532
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13.	Net capital requirement (greater of line 11 or 12)	206,532
14.	Excess net capital (line 10 less 13)	2,584,659
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$2,483,295

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
DECEMBER 31, 2007

16.	Total A.I. liabilities from Statement of Financial Condition		$ 3,040,284
17.	Less: Securities borrowed for which equivalent value is paid		
	Less; Subordinated notes payable, secured with securities of equivalent value		
18.	Add:		
	A. Drafts for immediate credit	________	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	________	
	C. Other unrecorded amounts (List)		
19.	Total aggregate indebtness		$3,040,284
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 111.00

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2007

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a) (1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING AT DECEMBER 31, 2007

There were no differences between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2007.

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, December 31, 2006,	$ 1,516,052
Issuance of secured demand note	4,525,000
Interest accrued	495,673
Balance, December 31, 2007	$ 6,536,725

The accompanying notes are an integral part of these statements.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
Jackson Securities, LLC

In planning and performing our audit of the financial statements of Jackson Securities, LLC, (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 22, 2008

END